                                                   -----------------------------
                                                           OMB APPROVAL
                                                   -----------------------------
                                                   OMB Number:3235-0145
                                                   Expires: November 30, 1999
                                                   Estimated average burden
                                                   hours per response. . . 14.90
                                                   -----------------------------


                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                           (Amendment No. _________)1

                            DSP Communications, Inc.
                                (Name of Issuer)

                          Common Stock, $.001 par value
                         (Title of Class of Securities)

                                    23332K106
                                 (CUSIP Number)

                                 Mark C. Wehrly
                       Farallon Capital Management, L.L.C.
                         One Maritime Plaza, Suite 1325
                         San Francisco, California 94111
                                 (415) 421-2132
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                November 16, 1999
             (Date of Event which Requires Filing of this Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

               Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                        (Continued on following pages)
                              Page 1 of 46 Pages
                        Exhibit Index Found on Page 45

_____________________
     1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                     13D
===============================
CUSIP No. 23332K106
===============================
---------======================================================================
   1     NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

         Farallon Capital Partners, L.P.
---------======================================================================
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a) [   ]

                                                                 (b) [ X ]**
          ** The reporting persons making this filing hold an aggregate of 0 Shares, which is 0% of the class of securities. The reporting person on this cover page, however, is a beneficial owner only of the securities reported by it on this cover page.
---------======================================================================
   3     SEC USE ONLY

---------======================================================================
   4     SOURCE OF FUNDS*

         WC, OO
---------======================================================================
   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEM 2(d) OR 2(e)
                                                                     [   ]

---------======================================================================
   6     CITIZENSHIP OR PLACE OF ORGANIZATION

         California
----------------------=========================================================
   NUMBER OF      7   SOLE VOTING POWER

    SHARES            -0-
                ------=========================================================
 BENEFICIALLY     8   SHARED VOTING POWER

   OWNED BY           -0-
                ------=========================================================
     EACH         9   SOLE DISPOSITIVE POWER

   REPORTING          -0-
                ------=========================================================
  PERSON WITH    10   SHARED DISPOSITIVE POWER

                      -0-
----------------------=========================================================
   11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         -0-
---------======================================================================
   12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*
                                                                     [   ]

---------======================================================================
   13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         0 %
---------======================================================================
   14    TYPE OF REPORTING PERSON*

         PN
---------======================================================================
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                               Page 2 of 46 Pages

                                     13D
===============================
CUSIP No. 23332K106

===============================
---------======================================================================
   1     NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

         Farallon Capital Institutional Partners, L.P.
---------======================================================================
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a) [   ]

                                                                 (b) [ X ]**
          ** The reporting persons making this filing hold an aggregate of 0 Shares, which is 0% of the class of securities. The reporting person on this cover page, however, is a beneficial owner only of the securities reported by it on this cover page.
---------======================================================================
   3     SEC USE ONLY

---------======================================================================
   4     SOURCE OF FUNDS*

         WC
---------======================================================================
   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEM 2(d) OR 2(e)
                                                                     [   ]

---------======================================================================
   6     CITIZENSHIP OR PLACE OF ORGANIZATION

         California
----------------------=========================================================
   NUMBER OF      7   SOLE VOTING POWER

    SHARES            -0-
                ------=========================================================
 BENEFICIALLY     8   SHARED VOTING POWER

   OWNED BY           -0-
                ------=========================================================
     EACH         9   SOLE DISPOSITIVE POWER

   REPORTING          -0-
                ------=========================================================
  PERSON WITH    10   SHARED DISPOSITIVE POWER

                      -0-
----------------------=========================================================
   11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         -0-
---------======================================================================
   12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*
                                                                     [   ]

---------======================================================================
   13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         0 %
---------======================================================================
   14    TYPE OF REPORTING PERSON*

         PN
---------======================================================================
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                               Page 3 of 46 Pages

                                      13D
===============================
CUSIP No. 23332K106

===============================
---------======================================================================
   1     NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

         Farallon Capital Institutional Partners II, L.P.
---------======================================================================
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a) [   ]

                                                                 (b) [ X ]**
          ** The reporting persons making this filing hold an aggregate of 0 Shares, which is 0% of the class of securities. The reporting person on this cover page, however, is a beneficial owner only of the securities reported by it on this cover page.
---------======================================================================
   3     SEC USE ONLY

---------======================================================================
   4     SOURCE OF FUNDS*

         WC
---------======================================================================
   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEM 2(d) OR 2(e)
                                                                     [   ]

---------======================================================================
   6     CITIZENSHIP OR PLACE OF ORGANIZATION

         California
----------------------=========================================================
   NUMBER OF      7   SOLE VOTING POWER

    SHARES            -0-
                ------=========================================================
 BENEFICIALLY     8   SHARED VOTING POWER

   OWNED BY           -0-
                ------=========================================================
     EACH         9   SOLE DISPOSITIVE POWER

   REPORTING          -0-
                ------=========================================================
  PERSON WITH    10   SHARED DISPOSITIVE POWER

                      -0-
----------------------=========================================================
   11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         -0-
---------======================================================================
   12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*
                                                                     [   ]

---------======================================================================
   13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         0 %
---------======================================================================
   14    TYPE OF REPORTING PERSON*

         PN
---------======================================================================
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                               Page 4 of 46 Pages

                                      13D
===============================
CUSIP No. 23332K106
===============================
---------======================================================================
   1     NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

         Farallon Capital Institutional Partners III, L.P.
---------======================================================================
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a) [   ]

                                                                 (b) [ X ]**
          ** The reporting persons making this filing hold an aggregate of 0 Shares, which is 0% of the class of securities. The reporting person on this cover page, however, is a beneficial owner only of the securities reported by it on this cover page.
---------======================================================================
   3     SEC USE ONLY

---------======================================================================
   4     SOURCE OF FUNDS*

         WC
---------======================================================================
   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEM 2(d) OR 2(e)
                                                                     [   ]

---------======================================================================
   6     CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
----------------------=========================================================
   NUMBER OF      7   SOLE VOTING POWER

    SHARES            -0-
                ------=========================================================
 BENEFICIALLY     8   SHARED VOTING POWER

   OWNED BY           -0-
                ------=========================================================
     EACH         9   SOLE DISPOSITIVE POWER

   REPORTING          -0-
                ------=========================================================
  PERSON WITH    10   SHARED DISPOSITIVE POWER

                      -0-
----------------------=========================================================
   11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         -0-
---------======================================================================
   12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*
                                                                     [   ]

---------======================================================================
   13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         0 %
---------======================================================================
   14    TYPE OF REPORTING PERSON*

         PN
---------======================================================================
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                               Page 5 of 46 Pages

                                       13D
===============================
CUSIP No. 23332K106
===============================
---------======================================================================
   1     NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

         Tinicum Partners, L.P.
---------======================================================================
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a) [   ]

                                                                 (b) [ X ]**
          ** The reporting persons making this filing hold an aggregate of 0 Shares, which is 0% of the class of securities. The reporting person on this cover page, however, is a beneficial owner only of the securities reported by it on this cover page.
---------======================================================================
   3     SEC USE ONLY

---------======================================================================
   4     SOURCE OF FUNDS*

         WC, OO
---------======================================================================
   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEM 2(d) OR 2(e)
                                                                     [   ]

---------======================================================================
   6     CITIZENSHIP OR PLACE OF ORGANIZATION

         New York
----------------------=========================================================
   NUMBER OF      7   SOLE VOTING POWER

    SHARES            -0-
                ------=========================================================
 BENEFICIALLY     8   SHARED VOTING POWER

   OWNED BY           -0-
                ------=========================================================
     EACH         9   SOLE DISPOSITIVE POWER

   REPORTING          -0-
                ------=========================================================
  PERSON WITH    10   SHARED DISPOSITIVE POWER

                      -0-
----------------------=========================================================
   11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         -0-
---------======================================================================
   12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*
                                                                     [   ]

---------======================================================================
   13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         0 %
---------======================================================================
   14    TYPE OF REPORTING PERSON*

         PN
---------======================================================================
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                               Page 6 of 46 Pages

                                       13D
===============================
CUSIP No. 23332K106
===============================
---------======================================================================
   1     NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

         Farallon Capital Management, L.L.C.
---------======================================================================
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a) [   ]

                                                                 (b) [ X ]**
          ** The reporting persons making this filing hold an aggregate of 0 Shares, which is 0% of the class of securities. The reporting person on this cover page, however, may be deemed a beneficial owner only of the securities reported by it on this cover page.
---------======================================================================
   3     SEC USE ONLY

---------======================================================================
   4     SOURCE OF FUNDS*

         OO
---------======================================================================
   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEM 2(d) OR 2(e)
                                                                     [   ]

---------======================================================================
   6     CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
----------------------=========================================================
   NUMBER OF      7   SOLE VOTING POWER

    SHARES            -0-
                ------=========================================================
 BENEFICIALLY     8   SHARED VOTING POWER

   OWNED BY           -0-
                ------=========================================================
     EACH         9   SOLE DISPOSITIVE POWER

   REPORTING          -0-
                ------=========================================================
  PERSON WITH    10   SHARED DISPOSITIVE POWER

                      -0-
----------------------=========================================================
   11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         -0-
---------======================================================================
   12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*
                                                                     [   ]

---------======================================================================
   13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         0 %
---------======================================================================
   14    TYPE OF REPORTING PERSON*

         IA, OO
---------======================================================================
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                               Page 7 of 46 Pages

                                       13D
===============================
CUSIP No. 23332K106
===============================
---------======================================================================
   1     NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

         Farallon Partners, L.L.C.
---------======================================================================
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a) [   ]

                                                                 (b) [ X ]**
          ** The reporting persons making this filing hold an aggregate of 0 Shares, which is 0% of the class of securities. The reporting person on this cover page, however, may be deemed a beneficial owner only of the securities reported by it on this cover page.
---------======================================================================
   3     SEC USE ONLY

---------======================================================================
   4     SOURCE OF FUNDS*

         AF
---------======================================================================
   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEM 2(d) OR 2(e)
                                                                     [   ]

---------======================================================================
   6     CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
----------------------=========================================================
   NUMBER OF      7   SOLE VOTING POWER

    SHARES            -0-
                ------=========================================================
 BENEFICIALLY     8   SHARED VOTING POWER

   OWNED BY           -0-
                ------=========================================================
     EACH         9   SOLE DISPOSITIVE POWER

   REPORTING          -0-
                ------=========================================================
  PERSON WITH    10   SHARED DISPOSITIVE POWER

                      -0-
----------------------=========================================================
   11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         -0-
---------======================================================================
   12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*
                                                                     [   ]

---------======================================================================
   13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         0 %
---------======================================================================
   14    TYPE OF REPORTING PERSON*

         OO
---------======================================================================
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                               Page 8 of 46 Pages

                                       13D
===============================
CUSIP No. 23332K106
===============================
---------======================================================================
   1     NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

         Enrique H. Boilini
---------======================================================================
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a) [   ]

                                                                 (b) [ X ]**
          ** The reporting persons making this filing hold an aggregate of 0 Shares, which is 0% of the class of securities. The reporting person on this cover page, however, may be deemed a beneficial owner only of the securities reported by it on this cover page.
---------======================================================================
   3     SEC USE ONLY

---------======================================================================
   4     SOURCE OF FUNDS*

         AF, OO
---------======================================================================
   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEM 2(d) OR 2(e)
                                                                     [   ]

---------======================================================================
   6     CITIZENSHIP OR PLACE OF ORGANIZATION

         Argentina
----------------------=========================================================
   NUMBER OF      7   SOLE VOTING POWER

    SHARES            -0-
                ------=========================================================
 BENEFICIALLY     8   SHARED VOTING POWER

   OWNED BY           -0-
                ------=========================================================
     EACH         9   SOLE DISPOSITIVE POWER

   REPORTING          -0-
                ------=========================================================
  PERSON WITH    10   SHARED DISPOSITIVE POWER

                      -0-
----------------------=========================================================
   11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         -0-
---------======================================================================
   12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*
                                                                     [   ]

---------======================================================================
   13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         0 %
---------======================================================================
   14    TYPE OF REPORTING PERSON*

         IN
---------======================================================================
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                               Page 9 of 46 Pages

                                       13D
===============================
CUSIP No. 23332K106
===============================
---------======================================================================
   1     NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

         David I. Cohen
---------======================================================================
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a) [   ]

                                                                 (b) [ X ]**
          ** The reporting persons making this filing hold an aggregate of 0 Shares, which is 0% of the class of securities. The reporting person on this cover page, however, may be deemed a beneficial owner only of the securities reported by it on this cover page.
---------======================================================================
   3     SEC USE ONLY

---------======================================================================
   4     SOURCE OF FUNDS*

         AF, OO
---------======================================================================
   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEM 2(d) OR 2(e)
                                                                     [   ]

---------======================================================================
   6     CITIZENSHIP OR PLACE OF ORGANIZATION

         South Africa
----------------------=========================================================
   NUMBER OF      7   SOLE VOTING POWER

    SHARES            -0-
                ------=========================================================
 BENEFICIALLY     8   SHARED VOTING POWER

   OWNED BY           -0-
                ------=========================================================
     EACH         9   SOLE DISPOSITIVE POWER

   REPORTING          -0-
                ------=========================================================
  PERSON WITH    10   SHARED DISPOSITIVE POWER

                      -0-
----------------------=========================================================
   11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         -0-
---------======================================================================
   12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*
                                                                     [   ]

---------======================================================================
   13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         0 %
---------======================================================================
   14    TYPE OF REPORTING PERSON*

         IN
---------======================================================================
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                              Page 10 of 46 Pages

                                       13D
===============================
CUSIP No. 23332K106
===============================
---------======================================================================
   1     NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

         Joseph F. Downes
---------======================================================================
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a) [   ]

                                                                 (b) [ X ]**
          ** The reporting persons making this filing hold an aggregate of 0 Shares, which is 0% of the class of securities. The reporting person on this cover page, however, may be deemed a beneficial owner only of the securities reported by it on this cover page.
---------======================================================================
   3     SEC USE ONLY

---------======================================================================
   4     SOURCE OF FUNDS*

         AF, OO
---------======================================================================
   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEM 2(d) OR 2(e)
                                                                     [   ]

---------======================================================================
   6     CITIZENSHIP OR PLACE OF ORGANIZATION

         United States
----------------------=========================================================
   NUMBER OF      7   SOLE VOTING POWER

    SHARES            -0-
                ------=========================================================
 BENEFICIALLY     8   SHARED VOTING POWER

   OWNED BY           -0-
                ------=========================================================
     EACH         9   SOLE DISPOSITIVE POWER

   REPORTING          -0-
                ------=========================================================
  PERSON WITH    10   SHARED DISPOSITIVE POWER

                      -0-
----------------------=========================================================
   11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         -0-
---------======================================================================
   12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*
                                                                     [   ]

---------======================================================================
   13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         0 %
---------======================================================================
   14    TYPE OF REPORTING PERSON*

         IN
---------======================================================================
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                              Page 11 of 46 Pages

                                       13D
===============================
CUSIP No. 23332K106
===============================
---------======================================================================
   1     NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

         William F. Duhamel
---------======================================================================
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a) [   ]

                                                                 (b) [ X ]**
          ** The reporting persons making this filing hold an aggregate of 0 Shares, which is 0% of the class of securities. The reporting person on this cover page, however, may be deemed a beneficial owner only of the securities reported by it on this cover page.
---------======================================================================
   3     SEC USE ONLY

---------======================================================================
   4     SOURCE OF FUNDS*

         AF, OO
---------======================================================================
   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEM 2(d) OR 2(e)
                                                                     [   ]

---------======================================================================
   6     CITIZENSHIP OR PLACE OF ORGANIZATION

         United States
----------------------=========================================================
   NUMBER OF      7   SOLE VOTING POWER

    SHARES            -0-
                ------=========================================================
 BENEFICIALLY     8   SHARED VOTING POWER

   OWNED BY           -0-
                ------=========================================================
     EACH         9   SOLE DISPOSITIVE POWER

   REPORTING          -0-
                ------=========================================================
  PERSON WITH    10   SHARED DISPOSITIVE POWER

                      -0-
----------------------=========================================================
   11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         -0-
---------======================================================================
   12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*
                                                                     [   ]

---------======================================================================
   13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         0 %
---------======================================================================
   14    TYPE OF REPORTING PERSON*

         IN
---------======================================================================
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                               Page 12 of 46 Pages

                                       13D
===============================
CUSIP No. 23332K106
===============================
---------======================================================================
   1     NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

         Fleur E. Fairman
---------======================================================================
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a) [   ]

                                                                 (b) [ X ]**
          ** The reporting persons making this filing hold an aggregate of 0 Shares, which is 0% of the class of securities. The reporting person on this cover page, however, may be deemed a beneficial owner only of the securities reported by it on this cover page.
---------======================================================================
   3     SEC USE ONLY

---------======================================================================
   4     SOURCE OF FUNDS*

         AF
---------======================================================================
   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEM 2(d) OR 2(e)
                                                                     [   ]

---------======================================================================
   6     CITIZENSHIP OR PLACE OF ORGANIZATION

         United States
----------------------=========================================================
   NUMBER OF      7   SOLE VOTING POWER

    SHARES            -0-
                ------=========================================================
 BENEFICIALLY     8   SHARED VOTING POWER

   OWNED BY           -0-
                ------=========================================================
     EACH         9   SOLE DISPOSITIVE POWER

   REPORTING          -0-
                ------=========================================================
  PERSON WITH    10   SHARED DISPOSITIVE POWER

                      -0-
----------------------=========================================================
   11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         -0-
---------======================================================================
   12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*
                                                                     [   ]

---------======================================================================
   13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         0 %
---------======================================================================
   14    TYPE OF REPORTING PERSON*

         IN
---------======================================================================
                       *SEE INSTRUCTIONS BEFORE FILLING OUT!

                              Page 13 of 46 Pages

                                     13D
===============================
CUSIP No. 23332K106
===============================
---------======================================================================
   1     NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

         Jason M. Fish
---------======================================================================
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a) [   ]

                                                                 (b) [ X ]**
          ** The reporting persons making this filing hold an aggregate of 0 Shares, which is 0% of the class of securities. The reporting person on this cover page, however, may be deemed a beneficial owner only of the securities reported by it on this cover page.
---------======================================================================
   3     SEC USE ONLY

---------======================================================================
   4     SOURCE OF FUNDS*

         AF, OO
---------======================================================================
   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEM 2(d) OR 2(e)
                                                                     [   ]

---------======================================================================
   6     CITIZENSHIP OR PLACE OF ORGANIZATION

         United States
----------------------=========================================================
   NUMBER OF      7   SOLE VOTING POWER

    SHARES            -0-
                ------=========================================================
 BENEFICIALLY     8   SHARED VOTING POWER

   OWNED BY           -0-
                ------=========================================================
     EACH         9   SOLE DISPOSITIVE POWER

   REPORTING          -0-
                ------=========================================================
  PERSON WITH    10   SHARED DISPOSITIVE POWER

                      -0-
----------------------=========================================================
   11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         -0-
---------======================================================================
   12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*
                                                                     [   ]

---------======================================================================
   13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         0 %
---------======================================================================
   14    TYPE OF REPORTING PERSON*

         IN
---------======================================================================
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                              Page 14 of 46 Pages

                                       13D
===============================
CUSIP No. 23332K106
===============================
---------======================================================================
   1     NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

         Andrew B. Fremder
---------======================================================================
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a) [   ]

                                                                 (b) [ X ]**
          ** The reporting persons making this filing hold an aggregate of 0 Shares, which is 0% of the class of securities. The reporting person on this cover page, however, may be deemed a beneficial owner only of the securities reported by it on this cover page.
---------======================================================================
   3     SEC USE ONLY

---------======================================================================
   4     SOURCE OF FUNDS*

         AF, OO
---------======================================================================
   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEM 2(d) OR 2(e)
                                                                     [   ]

---------======================================================================
   6     CITIZENSHIP OR PLACE OF ORGANIZATION

         United States
----------------------=========================================================
   NUMBER OF      7   SOLE VOTING POWER

    SHARES            -0-
                ------=========================================================
 BENEFICIALLY     8   SHARED VOTING POWER

   OWNED BY           -0-
                ------=========================================================
     EACH         9   SOLE DISPOSITIVE POWER

   REPORTING          -0-
                ------=========================================================
  PERSON WITH    10   SHARED DISPOSITIVE POWER

                      -0-
----------------------=========================================================
   11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         -0-
---------======================================================================
   12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*
                                                                     [   ]

---------======================================================================
   13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         0 %
---------======================================================================
   14    TYPE OF REPORTING PERSON*

         IN
---------======================================================================
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                              Page 15 of 46 Pages

                                       13D
===============================
CUSIP No. 23332K106
===============================
---------======================================================================
   1     NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

         Richard B. Fried
---------======================================================================
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a) [   ]

                                                                 (b) [ X ]**
          ** The reporting persons making this filing hold an aggregate of 0 Shares, which is 0% of the class of securities. The reporting person on this cover page, however, may be deemed a beneficial owner only of the securities reported by it on this cover page.
---------======================================================================
   3     SEC USE ONLY

---------======================================================================
   4     SOURCE OF FUNDS*

         AF, OO
---------======================================================================
   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEM 2(d) OR 2(e)
                                                                     [   ]

---------======================================================================
   6     CITIZENSHIP OR PLACE OF ORGANIZATION

         United States
----------------------=========================================================
   NUMBER OF      7   SOLE VOTING POWER

    SHARES            -0-
                ------=========================================================
 BENEFICIALLY     8   SHARED VOTING POWER

   OWNED BY           -0-
                ------=========================================================
     EACH         9   SOLE DISPOSITIVE POWER

   REPORTING          -0-
                ------=========================================================
  PERSON WITH    10   SHARED DISPOSITIVE POWER

                      -0-
----------------------=========================================================
   11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         -0-
---------======================================================================
   12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*
                                                                     [   ]

---------======================================================================
   13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         0 %
---------======================================================================
   14    TYPE OF REPORTING PERSON*

         IN
---------======================================================================
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                               Page 16 of 46 Pages

                                       13D
===============================
CUSIP No. 23332K106
===============================
---------======================================================================
   1     NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

         William F. Mellin
---------======================================================================
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a) [   ]

                                                                 (b) [ X ]**
          ** The reporting persons making this filing hold an aggregate of 0 Shares, which is 0% of the class of securities. The reporting person on this cover page, however, may be deemed a beneficial owner only of the securities reported by it on this cover page.
---------======================================================================
   3     SEC USE ONLY

---------======================================================================
   4     SOURCE OF FUNDS*

         AF, OO
---------======================================================================
   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEM 2(d) OR 2(e)
                                                                     [   ]

---------======================================================================
   6     CITIZENSHIP OR PLACE OF ORGANIZATION

         United States
----------------------=========================================================
   NUMBER OF      7   SOLE VOTING POWER

    SHARES            -0-
                ------=========================================================
 BENEFICIALLY     8   SHARED VOTING POWER

   OWNED BY           -0-
                ------=========================================================
     EACH         9   SOLE DISPOSITIVE POWER

   REPORTING          -0-
                ------=========================================================
  PERSON WITH    10   SHARED DISPOSITIVE POWER

                      -0-
----------------------=========================================================
   11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         -0-
---------======================================================================
   12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*
                                                                     [   ]

---------======================================================================
   13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         0 %
---------======================================================================
   14    TYPE OF REPORTING PERSON*

         IN
---------======================================================================
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                              Page 17 of 46 Pages

                                       13D
===============================
CUSIP No. 23332K106
===============================
---------======================================================================
   1     NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

         Stephen L. Millham
---------======================================================================
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a) [   ]

                                                                 (b) [ X ]**
          ** The reporting persons making this filing hold an aggregate of 0 Shares, which is 0% of the class of securities. The reporting person on this cover page, however, may be deemed a beneficial owner only of the securities reported by it on this cover page.
---------======================================================================
   3     SEC USE ONLY

---------======================================================================
   4     SOURCE OF FUNDS*

         AF, OO
---------======================================================================
   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEM 2(d) OR 2(e)
                                                                     [   ]

---------======================================================================
   6     CITIZENSHIP OR PLACE OF ORGANIZATION

         United States
----------------------=========================================================
   NUMBER OF      7   SOLE VOTING POWER

    SHARES            -0-
                ------=========================================================
 BENEFICIALLY     8   SHARED VOTING POWER

   OWNED BY           -0-
                ------=========================================================
     EACH         9   SOLE DISPOSITIVE POWER

   REPORTING          -0-
                ------=========================================================
  PERSON WITH    10   SHARED DISPOSITIVE POWER

                      -0-
----------------------=========================================================
   11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         -0-
---------======================================================================
   12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*
                                                                     [   ]

---------======================================================================
   13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         0 %
---------======================================================================
   14    TYPE OF REPORTING PERSON*

         IN
---------======================================================================
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                              Page 18 of 46 Pages

                                       13D
===============================
CUSIP No. 23332K106
===============================
---------======================================================================
   1     NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

         Meridee A. Moore
---------======================================================================
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a) [   ]

                                                                 (b) [ X ]**
          ** The reporting persons making this filing hold an aggregate of 0 Shares, which is 0% of the class of securities. The reporting person on this cover page, however, may be deemed a beneficial owner only of the securities reported by it on this cover page.
---------======================================================================
   3     SEC USE ONLY

---------======================================================================
   4     SOURCE OF FUNDS*

         AF, OO
---------======================================================================
   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEM 2(d) OR 2(e)
                                                                     [   ]

---------======================================================================
   6     CITIZENSHIP OR PLACE OF ORGANIZATION

         United States
----------------------=========================================================
   NUMBER OF      7   SOLE VOTING POWER

    SHARES            -0-
                ------=========================================================
 BENEFICIALLY     8   SHARED VOTING POWER

   OWNED BY           -0-
                ------=========================================================
     EACH         9   SOLE DISPOSITIVE POWER

   REPORTING          -0-
                ------=========================================================
  PERSON WITH    10   SHARED DISPOSITIVE POWER

                      -0-
----------------------=========================================================
   11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         -0-
---------======================================================================
   12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*
                                                                     [   ]

---------======================================================================
   13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         0 %
---------======================================================================
   14    TYPE OF REPORTING PERSON*

         IN
---------======================================================================
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                              Page 19 of 46 Pages

                                       13D
===============================
CUSIP No. 23332K106
===============================
---------======================================================================
   1     NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

         Thomas F. Steyer
---------======================================================================
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a) [   ]

                                                                 (b) [ X ]**
          ** The reporting persons making this filing hold an aggregate of 0 Shares, which is 0% of the class of securities. The reporting person on this cover page, however, may be deemed a beneficial owner only of the securities reported by it on this cover page.
---------======================================================================
   3     SEC USE ONLY

---------======================================================================
   4     SOURCE OF FUNDS*

         AF, OO
---------======================================================================
   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEM 2(d) OR 2(e)
                                                                     [   ]

---------======================================================================
   6     CITIZENSHIP OR PLACE OF ORGANIZATION

         United States
----------------------=========================================================
   NUMBER OF      7   SOLE VOTING POWER

    SHARES            -0-
                ------=========================================================
 BENEFICIALLY     8   SHARED VOTING POWER

   OWNED BY           -0-
                ------=========================================================
     EACH         9   SOLE DISPOSITIVE POWER

   REPORTING          -0-
                ------=========================================================
  PERSON WITH    10   SHARED DISPOSITIVE POWER

                      -0-
----------------------=========================================================
   11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         -0-
---------======================================================================
   12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*
                                                                     [   ]

---------======================================================================
   13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         0 %
---------======================================================================
   14    TYPE OF REPORTING PERSON*

         IN
---------======================================================================
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                              Page 20 of 46 Pages

     The Reporting Persons are filing this Schedule 13D to reflect two events. First, on November 16, 1999, the Reporting Persons acquired beneficial ownership of more than 5% of the outstanding common shares, par value $0.01 (the "Shares") of DSP Communications, Inc. (the "Company"). On such date, certain of the Reporting Persons owned, in aggregate, (i) 4.8% of the outstanding Shares of the Company and (ii) certain call options to purchase an additional 0.3% of the outstanding Shares of the Company at a price of $30.00 per Share (the "Call Options"). See Section 5 and Schedules A-F below for further information regarding the Reporting Persons' beneficial ownership of the Shares and the Call Options.

     Second, on November 18, 1999 (the "Effective Date"), all of the Reporting Persons' Shares were converted into the right to receive $36 per share pursuant to the consummation of the merger (the "Merger ") between the Company and CWC Acquisition Corporation ("CWC") provided for in the Agreement and Plan of Merger among CWC, the Company and Intel Corporation dated as of October 13, 1999 (the "Merger Agreement"), filed as Exhibit 2 to the Company's Schedule 14D-9 Solicitation/Recommendation Statement filed with the Securities and Exchange Commission on October 20, 1999, as amended. For further information regarding the Merger, see the Merger Agreement.

Item 1.  Security And Issuer.

     This statement relates to shares of Common Stock, par value $.001 per share, of DSP Communications, Inc. The Company's principal offices are located at 20300 Stevens Creek Boulevard, Cupertino, California.

Item 2.  Identity And Background.

     (a) This statement is filed by the entities and persons listed below, all of whom together are referred to herein as the "Reporting Persons."

      The Partnerships

                              Page 21 of 46 Pages

            (i)   Farallon  Capital   Partners,   L.P.,  a  California   limited
                  partnership ("FCP"), with respect to the Shares of which it is the beneficial holder;

            (ii) Farallon Capital Institutional Partners, L.P., a California limited partnership ("FCIP"), with respect to the Shares of which it is the beneficial holder;

            (iii) Farallon Capital Institutional Partners II, L.P., a California
                  limited partnership ("FCIP II"), with respect to the Shares of which it is the beneficial holder;

            (iv) Farallon Capital Institutional Partners III, L.P., a Delaware limited partnership ("FCIP III"), with respect to the Shares of which it is the beneficial holder; and

             (v)  Tinicum  Partners,   L.P.,  a  New  York  limited  partnership
                  ("Tinicum"), with respect to the Shares of which it is the beneficial holder; and

      FCP, FCIP, FCIP II, FCIP III and Tinicum are together referred to herein as the "Partnerships."

      The Management Company

            (vii) Farallon  Capital  Management,   L.L.C.,  a  Delaware  limited
                  liability company (the "Management Company"), with respect to the Shares of which certain accounts managed by the Management Company (the "Managed Accounts") are the beneficial holder.2

      The General Partner Of The Partnerships

            (viii)Farallon  Partners,   L.L.C.,  a  Delaware  limited  liability
                  company which is the general partner of each of the Partnerships (the "General Partner"), with respect to the Shares of which each of the Partnerships is the beneficial holder.

      The Managing Members Of The General Partner And The Management Company

            (ix) The following eleven persons who are managing members of both the General Partner and the Management Company, with respect to the Shares of which the Partnerships and the Managed Accounts are the beneficial holder: Enrique H. Boilini ("Boilini"), David I. Cohen ("Cohen"), Joseph F.
______________
2    Of the Shares  reported by the Management  Company on behalf of the Managed
Accounts, 0 Shares (equal to approximately 0% of the total Shares currently outstanding) are held by The Absolute Return Fund of The Common Fund, a non-profit corporation whose principal address is 450 Post Road East, Westport, Connecticut 06881.
                              Page 22 of 46 Pages

                  Downes ("Downes"), William F. Duhamel ("Duhamel"), Jason M. Fish ("Fish"), Andrew B. Fremder ("Fremder"), Richard B. Fried ("Fried"), William F. Mellin ("Mellin"), Stephen L. Millham ("Millham"), Meridee A. Moore ("Moore") and Thomas
                  F. Steyer ("Steyer"); and

            (x) the twelfth managing member of the General Partner, Fleur E. Fairman ("Fairman"), with respect to the Shares of which the Partnerships are the beneficial holder.

      Boilini, Cohen, Downes, Duhamel, Fairman, Fish, Fremder, Fried, Mellin, Millham, Moore, and Steyer are together referred to herein as the "Individual Reporting Persons."

      (b) The address of the principal business and principal office of (i) the Partnerships, the General Partner and the Management Company is One Maritime Plaza, Suite 1325, San Francisco, California 94111 and (ii) each of the Individual Reporting Persons is set forth in Annex 1 hereto.

      (c) The principal business of each of the Partnerships is that of a private investment fund engaging in the purchase and sale of investments for its own account. The principal business of the General Partner is to act as the general partner of the Partnerships. The principal business of the Management Company is that of a registered investment adviser. The principal business of each of the Individual Reporting Persons is set forth in Annex 1 hereto.

      (d) None of the Partnerships, the Management Company, the General Partner or any of the Individual Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

      (e) None of the Partnerships, the Management Company, the General Partner or any of the Individual Reporting Persons has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

      (f) The citizenship of each of the Partnerships, the General Partner and the Management Company is set forth above. Each of the Individual Reporting Persons is a United States citizen other than (i) Enrique H. Boilini who is an Argentinean citizen and (ii) David I. Cohen who is a South African citizen.

      The other information required by Item 2 relating to the identity and background of the Reporting Persons is set forth in Annex 1 hereto.

Item 3. Source And Amount Of Funds And Other Consideration.

      The net investment cost (including commissions) for the Shares acquired by each of the Partnerships and Managed Accounts is set forth below:

      Entity         Shares Held      Approximate Net Investment Cost3

      FCP            420,700              $14,782,190.05
      FCIP           540,600              $18,992,628.96
      FCIP II        93,100               $3,271,431.34
      FCIP III       134,100              $4,712,071.41
      Tinicum        41,000               $1,440,590.43
      Managed
        Accounts     814,600              $28,622,954.55

     The consideration for such acquisitions was obtained as follows: (i) with respect to FCIP, FCIP II and FCIP III, from working capital; (ii) with respect to FCP and Tinicum, from working capital, and/or from borrowings pursuant to margin accounts maintained in the ordinary course of business by FCP and Tinicum at Goldman, Sachs & Co.; and (iii) with respect to the Managed Accounts, from the working capital of each Managed Account and/or from borrowings pursuant to margin accounts maintained in the ordinary course of business by some of the Managed Accounts at Goldman, Sachs & Co. FCP, Tinicum and some of the Managed Accounts hold certain securities

___________

     3 This amount includes the consideration for the acquisition of the Call Options purchased by such Reporting Persons (at a price (including commissions) of $5.41 per Call Option). For further information regarding the terms of the Call Options and the number of Call Options acquired by each Reporting Person, see Schedules A-F of the Schedule 13D.

in their respective margin accounts at Goldman, Sachs & Co., and the accounts may from time to time have debit balances. It is not possible to determine the amount of borrowings, if any, used to acquire the Shares.

 Item 4.  Purpose Of The Transaction.

      The purpose of the acquisition of the Shares was for investment, and the acquisitions of the Shares by each of the Partnerships and the Managed Accounts were made in the ordinary course of business and were not made for the purpose of acquiring control of the Company.

      Although no Reporting Person has any specific plan or proposal to acquire or dispose of Shares, consistent with its investment purpose, each Reporting Person at any time and from time to time may acquire additional Shares or dispose of any or all of its Shares depending upon an ongoing evaluation of the investment in the Shares, prevailing market conditions, other investment opportunities, liquidity requirements of the Reporting Person and/or other investment considerations. No Reporting Person has made a determination regarding a maximum or minimum number of Shares which it may hold at any point in time.

      Also, consistent with their investment intent, the Reporting Persons may engage in communications with one or more shareholders of the Company, one or more officers of the Company and/or one or more members of the board of directors of the Company and/or potential investors in the Company regarding the Company, including but not limited to its operations.

      Except to the extent the foregoing may be deemed a plan or proposal, none of the Reporting Persons has any plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of the instructions to Item 4 of Schedule 13D. The Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto.

Item 5. Interest In Securities Of The Issuer.

    (a) The Partnerships

          (a),(b) The information set forth in Rows 7 through 13 of the cover page hereto for each Partnership is incorporated herein by reference for each such Partnership. The percentage amount set forth in Row 13 of each cover page filed herewith as well as Footnote Two hereto is calculated based upon the 40,461,426 Shares outstanding as of November 9, 1999 as reported by the Company in its Quarterly Report on Form 10-Q for the period ended September 30, 1999 filed with the Securities and Exchange Commission on November 15, 1999.

          (c) The trade dates, number of Shares purchased or transferred and the price per Share (including commissions) for all transactions of the shares by the Partnerships in the past 60 days are set forth on Schedules A-E hereto and are incorporated herein by reference. All of such transactions were either open-market transactions prior to the Merger or consummated pursuant to the Merger Agreement described above. The trade dates, number of call options purchased or exercised and the price per call option (including commissions) for all purchases of call options by the Partnerships in the past 60 days are set forth on Schedules A-E hereto and are incorporated herein by reference. All of such transactions were open-market transactions.

          (d) The General Partner has the power to direct the affairs of the Partnerships, including the disposition of the proceeds of the sale of the Shares. The Individual Reporting Persons are managing members of the General Partner.

          (e) As of November 18, 1999, the Partnerships are not the beneficial holder of any Shares.

    (b) The Management Company

          (a),(b) The information set forth in Rows 7 through 13 of the cover page hereto for the Management Company is incorporated herein by reference.

          (c) The trade dates, number of Shares purchased or transferred and the price per Share (including commissions) for all transactions of the shares by the Management Company on behalf of the Managed Accounts in the past 60 days are set forth on Schedule F hereto and are incorporated herein by reference. All of such transactions were either open-market transactions prior to the Merger or consummated pursuant to the Merger Agreement described above. The trade dates, number of call options purchased or exercised and the price per call option (including commissions) for all purchases of call options by the Management Company on behalf of the Managed Accounts in the past 60 days are set forth on Schedule F hereto and are incorporated herein by reference. All of such transactions were open-market transactions.

          (d) The Management Company, as an investment adviser, has the power to direct the disposition of the proceeds of the sale of the Shares held by the Managed Accounts. The Individual Reporting Persons other than Fairman are managing members of the Management Company.

          (e) As of November 18, 1999, the Management Company is not the beneficial holder of any Shares.

    (c) The General Partner

          (a),(b) The information set forth in Rows 7 through 13 of the cover page hereto for the General Partner is incorporated herein by reference.

          (c)        None.

          (d) The General Partner has the power to direct the affairs of the Partnerships, including the disposition of the proceeds of the sale of the Shares. The Individual Reporting Persons are managing members of the General Partner.

          (e) As of November 18, 1999, the General Partner is not the beneficial holder of any Shares.

    (d) The Individual Reporting Persons

          (a),(b) The information set forth in Rows 7 through 13 of the cover page hereto for each Individual Reporting Person is incorporated herein by reference for each such Individual Reporting Person.

          (c)       None.

          (d) The General Partner has the power to direct the affairs of the Partnerships, including the disposition of the proceeds of the sale of the Shares. The Management Company, as an investment adviser, has the power to direct the disposition of the proceeds of the sale of the Shares held by the Managed Accounts. The Individual Reporting Persons are managing members of the General Partner. The Individual Reporting Persons other than Fairman are managing members of the Management Company.

          (e) As of November 18, 1999, the Individual Reporting Persons are not the beneficial holder of any Shares.

      The Shares reported hereby for the Partnerships are owned directly by the Partnerships and those reported by the Management Company on behalf of the Managed Accounts are owned directly by the Managed Accounts. The General Partner, as general partner to the Partnerships, may be deemed to be the beneficial owner of all such Shares owned by the Partnerships. The Management Company, as investment adviser to the Managed Accounts, may be deemed to be the beneficial owner of all such Shares owned by the Managed Accounts. The eleven Individual Reporting Persons who are managing members of both the General Partner and the Management Company may each be deemed to be the beneficial owner of all such Shares held by the Partnerships and the Managed Accounts. Fairman, as a managing member of only the General Partner, may be deemed to be the beneficial owner of all such Shares held by the Partnerships. Each of the Management Company, the General Partner and the Individual Reporting Persons hereby disclaims any beneficial ownership of any such Shares.

Item 6.  Contracts, Arrangements, Understandings Or
        Relationships With Respect To Securities Of The Issuer.

      Except as described above, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons or between such persons and any other person with respect to any securities of the Company, including but not limited to transfer or voting of any securities of the Company, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.

Item 7. Materials To Be Filed As Exhibits.

      There is filed herewith as Exhibit 1 a written agreement relating to the filing of joint acquisition statements as required by Rule 13d-1(f)(1) under the Securities Exchange Act of 1934, as amended.

                                  SIGNATURES

      After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  November 24, 1999

                    /s/ Thomas F. Steyer
                    ----------------------------------------
                    FARALLON PARTNERS, L.L.C.,
                    on its own behalf and as General Partner of
                    FARALLON CAPITAL PARTNERS, L.P.,
                    FARALLON CAPITAL INSTITUTIONAL PARTNERS, L.P., FARALLON CAPITAL INSTITUTIONAL PARTNERS II, L.P., FARALLON CAPITAL INSTITUTIONAL PARTNERS III, L.P., And TINICUM PARTNERS, L.P.,
                    By Thomas F. Steyer,
                    Senior Managing Member

                    /s/ Thomas F. Steyer
                    ----------------------------------------
                    FARALLON CAPITAL MANAGEMENT, L.L.C.,
                    By Thomas F. Steyer,
                    Senior Managing Member

                    /s/ Thomas F. Steyer
                    ----------------------------------------
                    Thomas F. Steyer, individually and as attorney-in-fact for each of Enrique H. Boilini, David I. Cohen, Joseph F. Downes, William F. Duhamel, Fleur E. Fairman, Jason M. Fish, Andrew B. Fremder, Richard B. Fried, William F. Mellin, Stephen L. Millham, and Meridee A. Moore.

The Powers of Attorney, each executed by Boilini, Cohen, Downes, Fairman, Fish, Fremder, Mellin, Millham and Moore authorizing Steyer to sign and file this
Schedule 13D on each person's behalf, which were filed with Amendment No. 1 to the Schedule 13D filed with the Securities and Exchange Commission on September 26, 1997, by such Reporting Persons with respect to the Common Stock of Sphere Drake Holdings Limited, are hereby incorporated by reference. The Powers of Attorney executed by Duhamel and Fried authorizing Steyer to sign and file this
Schedule 13D on each person's behalf, which were filed with Amendment No. 1 to the Schedule 13G filed with the Securities and Exchange Commission on January 13, 1999, by such Reporting Persons with respect to the Callable Class A Common Shares of CliniChem Development Inc., are hereby incorporated by reference.

                                                                         ANNEX 1

      Set forth below with respect to the Management Company and the General Partner is the following information: (a) name; (b) address; (c) principal business; (d) state of organization; and (e) controlling persons. Set forth below with respect to each managing member of the Management Company and the General Partner is the following: (a) name; (b) business address; (c) principal occupation; and (d) citizenship.

1.    The Management Company

      (a)   Farallon Capital Management, L.L.C.
      (b)   One Maritime Plaza, Suite 1325
            San Francisco, California  94111
      (c)   Serves as investment adviser to various managed accounts
      (d)   Delaware limited liability company
      (e) Managing Members: Thomas F. Steyer, Senior Managing Member; Enrique H. Boilini, David I. Cohen, Joseph F. Downes, William F. Duhamel, Jason M. Fish, Andrew B. Fremder, Richard B. Fried, William F. Mellin, Stephen L. Millham and Meridee A. Moore, Managing Members.

2.    The General Partner

      (a)   Farallon Partners, L.L.C.
      (b)   c/o Farallon Capital Management, L.L.C.
            One Maritime Plaza, Suite 1325
            San Francisco, California  94111
      (c)   Serves as general partner to investment partnerships
      (d)   Delaware limited liability company
      (e) Managing Members: Thomas F. Steyer, Senior Managing Member; Enrique H. Boilini, David I. Cohen, Joseph F. Downes, William F. Duhamel, Fleur E. Fairman, Jason M. Fish, Andrew B. Fremder, Richard B. Fried, William F. Mellin, Stephen L. Millham and Meridee A. Moore, Managing Members.

3.    The Individual Reporting Persons

     Except as stated below, each of the Individual Reporting Persons is a United States citizen whose business address is c/o Farallon Capital Management, L.L.C., One Maritime Plaza, Suite 1325, San Francisco, California 94111. Enrique
H. Boilini is an Argentinean citizen whose business address is c/o Farallon Capital Management, L.L.C., 75 Holly Hill Lane, Greenwich, Connecticut 06830. David I. Cohen is a South African citizen. The principal occupation of Thomas F. Steyer is serving as senior managing member of the Management Company and the General Partner. The principal occupation of Fairman is serving as a managing member of the General Partner. The principal occupation of each other Individual Reporting Person is serving as a managing member of both the Management Company and the General Partner.

                                   SCHEDULE A

                         FARALLON CAPITAL PARTNERS, L.P.

                                  NO. OF SHARES
                                   PURCHASED (P)                  PRICE
       TRADE DATE             OR TRANSFERRED (T)                PER SHARE

        10/14/99                       30,000(P)                  $35.10
        10/14/99                       39,700(P)                  $35.02
        10/14/99                       60,000(P)                  $35.16
        10/14/99                        6,000(P)                  $34.94
        10/15/99                       32,000(P)                  $34.95
        10/15/99                        5,000(P)                  $34.93
        10/18/99                       44,000(P)                  $35.04
        10/19/99                        4,500(P)                  $35.02
        10/21/99                       22,500(P)                  $35.36
        10/22/99                        4,500(P)                  $35.33
        10/25/99                        4,400(P)                  $35.33
        10/26/99                        8,400(P)                  $35.33
        10/27/99                       16,500(P)                  $35.31
        10/28/99                       11,000(P)                  $35.24
        10/28/99                        6,400(P)                  $35.24
         11/1/99                       44,700(P)                  $35.04
         11/1/99                       12,000(P)                  $35.11
         11/2/99                        7,000(P)                  $34.99
         11/2/99                       15,600(P)                  $34.82
         11/3/99                        2,400(P)                  $34.86
        11/10/99                       12,600(P)                  $35.40
        11/11/99                       10,400(P)                  $35.83

                                  NO. OF SHARES
                                   PURCHASED (P)                  PRICE
       TRADE DATE             OR TRANSFERRED (T)                PER SHARE

         11/17/99                      21,100(P)                  **
         11/18/99                     420,700(T)4                 N/A

      ** All of such Shares were acquired pursuant to the exercise of the Call Options held by the Reporting Person. Each such option entitled the holder to acquire 100 Shares at a price of $30.00 per Share. The Reporting Person acquired such options as listed below.

                             NO. OF CALL OPTIONS                  PRICE
       TRADE DATE                      PURCHASED             PER CALL OPTION

         10/14/99                            200                  $5.41
         10/20/99                             11                  $5.41




_________________
4     On the Effective Date,  pursuant to the consummation of the Merger between the Company and CWC, the Reporting Persons' Shares were converted into the right to receive $36.00 per share.

                                   SCHEDULE B

                  FARALLON CAPITAL INSTITUTIONAL PARTNERS, L.P.

                                  NO. OF SHARES
                                   PURCHASED (P)                  PRICE
       TRADE DATE             OR TRANSFERRED (T)                PER SHARE

         10/14/99                      45,000(P)                  $35.10
         10/14/99                      59,600(P)                  $35.02
         10/14/99                      90,000(P)                  $35.16
         10/14/99                       9,000(P)                  $34.94
         10/15/99                      48,000(P)                  $34.95
         10/15/99                       7,500(P)                  $34.93
         10/18/99                      83,000(P)                  $35.04
         10/19/99                       8,500(P)                  $35.02
         10/21/99                      42,500(P)                  $35.36
         10/22/99                       8,400(P)                  $35.33
         10/25/99                       5,500(P)                  $35.33
         10/26/99                       9,700(P)                  $35.33
         10/27/99                      18,000(P)                  $35.31
         10/28/99                      10,000(P)                  $35.24
         10/28/99                       5,700(P)                  $35.24
         11/1/99                       26,000(P)                  $35.04
         11/1/99                        7,000(P)                  $35.11
         11/2/99                        3,500(P)                  $34.99
         11/2/99                        7,800(P)                  $34.82
         11/3/99                        1,100(P)                  $34.86
         11/10/99                       8,100(P)                  $35.40
         11/11/99                       3,200(P)                  $35.83

                                   NO. OF SHARES
                                   PURCHASED (P)                  PRICE
       TRADE DATE             OR TRANSFERRED (T)                PER SHARE

         11/17/99                      33,500(P)                  **
         11/18/99                     540,600(T)5                 N/A

      ** All of such Shares were acquired pursuant to the exercise of the Call Options held by the Reporting Person. Each such option entitled the holder to acquire 100 Shares at a price of $30.00 per Share. The Reporting Person acquired such options as listed below.

                             NO. OF CALL OPTIONS                  PRICE
       TRADE DATE                      PURCHASED              PER CALL OPTION

         10/14/99                            300                  $5.41
         10/18/99                              5                  $5.41
         10/19/99                              4                  $5.41
         10/20/99                             26                  $5.41




_________________
5     On the Effective Date,  pursuant to the consummation of the Merger between the Company and CWC, the Reporting Persons' Shares were converted into the right to receive $36.00 per share.

                                   SCHEDULE C

                FARALLON CAPITAL INSTITUTIONAL PARTNERS II, L.P.

                                     NO. OF SHARES
                                      PURCHASED (P)               PRICE
        TRADE DATE               OR TRANSFERRED (T)             PER SHARE

         10/14/99                          6,000(P)               $35.10
         10/14/99                          7,900(P)               $35.02
         10/14/99                         12,000(P)               $35.16
         10/14/99                          1,200(P)               $34.94
         10/15/99                          6,400(P)               $34.95
         10/15/99                          1,000(P)               $34.93
         10/18/99                          9,800(P)               $35.04
         10/19/99                          1,000(P)               $35.02
         10/21/99                          5,000(P)               $35.36
         10/22/99                          1,000(P)               $35.33
         10/25/99                            900(P)               $35.33
         10/26/99                          2,200(P)               $35.33
         10/27/99                          3,800(P)               $35.31
         10/28/99                          3,000(P)               $35.24
         10/28/99                          1,700(P)               $35.24
         11/1/99                          11,200(P)               $35.04
         11/1/99                           3,000(P)               $35.11
         11/2/99                           1,700(P)               $34.99
         11/2/99                           3,900(P)               $34.82
         11/3/99                             600(P)               $34.86
         11/10/99                          3,200(P)               $35.40
         11/11/99                          2,400(P)               $35.83

                                     NO. OF SHARES
                                      PURCHASED (P)               PRICE
        TRADE DATE               OR TRANSFERRED (T)             PER SHARE

         11/17/99                          4,200(P)               **
         11/18/99                         93,100(T)6              N/A

      ** All of such Shares were acquired pursuant to the exercise of the Call Options held by the Reporting Person. Each such option entitled the holder to acquire 100 Shares at a price of $30.00 per Share. The Reporting Person acquired such options as listed below.

                                NO. OF CALL OPTIONS               PRICE
       TRADE DATE                         PURCHASED          PER CALL OPTION

         10/14/99                                40               $5.41
         10/20/99                                 2               $5.41




_________________
6     On the Effective Date,  pursuant to the consummation of the Merger between the Company and CWC, the Reporting Persons' Shares were converted into the right to receive $36.00 per share.

                                   SCHEDULE D

                FARALLON CAPITAL INSTITUTIONAL PARTNERS III, L.P.

                                     NO. OF SHARES
                                      PURCHASED (P)               PRICE
        TRADE DATE               OR TRANSFERRED (T)             PER SHARE

         10/14/99                         12,000(P)               $35.10
         10/14/99                         15,900(P)               $35.02
         10/14/99                         24,000(P)               $35.16
         10/14/99                          2,400(P)               $34.94
         10/15/99                          6,400(P)               $34.95
         10/15/99                          1,000(P)               $34.93
         10/18/99                          9,800(P)               $35.04
         10/19/99                          1,000(P)               $35.02
         10/21/99                          5,000(P)               $35.36
         10/22/99                          1,000(P)               $35.33
         10/25/99                            900(P)               $35.33
         10/26/99                          2,700(P)               $35.33
         10/27/99                          4,500(P)               $35.31
         10/28/99                          3,000(P)               $35.24
         10/28/99                          1,700(P)               $35.24
         11/1/99                          14,900(P)               $35.04
         11/1/99                           4,000(P)               $35.11
         11/2/99                           2,300(P)               $34.99
         11/2/99                           5,200(P)               $34.82
         11/3/99                             800(P)               $34.86
         11/10/99                          4,200(P)               $35.40
         11/11/99                          3,200(P)               $35.83

                                     NO. OF SHARES
                                      PURCHASED (P)               PRICE
        TRADE DATE               OR TRANSFERRED (T)             PER SHARE

         11/17/99                          8,200(P)               **
         11/18/99                        134,100(T)7              N/A

** All of such Shares were acquired pursuant to the exercise of the Call Options held by the Reporting Person. Each such option entitled the holder to acquire 100 Shares at a price of $30.00 per Share. The Reporting Person acquired such options as listed below.

                                NO. OF CALL OPTIONS               PRICE
       TRADE DATE                         PURCHASED          PER CALL OPTION

         10/14/99                                80               $5.41
         10/20/99                                 2               $5.41




_________________
7     On the Effective Date,  pursuant to the consummation of the Merger between the Company and CWC, the Reporting Persons' Shares were converted into the right to receive $36.00 per share.

                                   SCHEDULE E

                             TINICUM PARTNERS, L.P.

                                     NO. OF SHARES
                                      PURCHASED (P)               PRICE
        TRADE DATE               OR TRANSFERRED (T)             PER SHARE

         10/14/99                          3,000(P)               $35.10
         10/14/99                          4,000(P)               $35.02
         10/14/99                          6,000(P)               $35.16
         10/14/99                            600(P)               $34.94
         10/15/99                          3,200(P)               $34.95
         10/15/99                            500(P)               $34.93
         10/18/99                          4,900(P)               $35.04
         10/19/99                            500(P)               $35.02
         10/21/99                          2,500(P)               $35.36
         10/22/99                            500(P)               $35.33
         10/25/99                            500(P)               $35.33
         10/26/99                            900(P)               $35.33
         10/27/99                          1,500(P)               $35.31
         10/28/99                          1,000(P)               $35.24
         10/28/99                            600(P)               $35.24
         11/1/99                           3,700(P)               $35.04
         11/1/99                           1,000(P)               $35.11
         11/2/99                             600(P)               $34.99
         11/2/99                           1,300(P)               $34.82
         11/3/99                             200(P)               $34.86
         11/10/99                          1,100(P)               $35.40
         11/11/99                            800(P)               $35.83

                                      NO. OF SHARES
                                      PURCHASED (P)               PRICE
        TRADE DATE               OR TRANSFERRED (T)             PER SHARE

         11/17/99                          2,100(P)               **
         11/18/99                         41,000(T)8              N/A

** All of such Shares were acquired pursuant to the exercise of the Call Options held by the Reporting Person. Each such option entitled the holder to acquire 100 Shares at a price of $30.00 per Share. The Reporting Person acquired such options as listed below.

                                NO. OF CALL OPTIONS               PRICE
       TRADE DATE                         PURCHASED          PER CALL OPTION

         10/14/99                                20               $5.41
         10/20/99                                 1               $5.41




_________________
8     On the Effective Date,  pursuant to the consummation of the Merger between the Company and CWC, the Reporting Persons' Shares were converted into the right to receive $36.00 per share.

                                   SCHEDULE F

                       FARALLON CAPITAL MANAGEMENT, L.L.C.

                                     NO. OF SHARES
                                      PURCHASED (P)               PRICE
        TRADE DATE               OR TRANSFERRED (T)             PER SHARE

         10/14/99                         47,200(P)               $35.10
         10/14/99                         62,600(P)               $35.02
         10/14/99                         94,500(P)               $35.16
         10/14/99                          9,400(P)               $34.94
         10/15/99                         56,800(P)               $34.95
         10/15/99                          8,900(P)               $34.93
         10/18/99                         81,700(P)               $35.04
         10/19/99                          8,400(P)               $35.02
         10/21/99                         41,200(P)               $35.36
         10/22/99                          8,300(P)               $35.33
         10/25/99                          9,200(P)               $35.33
         10/26/99                         17,200(P)               $35.33
         10/27/99                         25,400(P)               $35.31
         10/28/99                         18,500(P)               $35.24
         10/28/99                         10,600(P)               $35.24
         11/1/99                          74,500(P)               $35.04
         11/1/99                          20,000(P)               $35.11
         11/2/99                          12,700(P)               $34.99
         11/2/99                          28,300(P)               $34.82
         11/3/99                           4,400(P)               $34.86
         11/10/99                         21,100(P)               $35.40
         11/11/99                         18,200(P)               $35.83

                                     NO. OF SHARES
                                      PURCHASED (P)               PRICE
        TRADE DATE               OR TRANSFERRED (T)             PER SHARE

         10/14/99                            800(P)               $35.10
         10/14/99                          1,000(P)               $35.02
         10/14/99                          1,500(P)               $35.16
         10/14/99                            200(P)               $34.94
         10/15/99                            800(P)               $34.95
         10/15/99                            100(P)               $34.93
         10/18/99                          1,200(P)               $35.04
         10/19/99                            100(P)               $35.02
         10/21/99                          1,300(P)               $35.36
         10/22/99                            300(P)               $35.33
         10/25/99                            200(P)               $35.33
         10/26/99                            400(P)               $35.33
         10/27/99                            800(P)               $35.31
         10/28/99                            500(P)               $35.24
         10/28/99                            300(P)               $35.24
         11/1/99                           1,900(P)               $35.04
         11/1/99                             500(P)               $35.11
         11/2/99                             100(P)               $34.99
         11/2/99                             300(P)               $34.82
         11/3/99                             100(P)               $34.86
         11/10/99                            300(P)               $35.40
         11/11/99                            200(P)               $35.83

                                     NO. OF SHARES
                                      PURCHASED (P)               PRICE
        TRADE DATE               OR TRANSFERRED (T)             PER SHARE

         10/14/99                          6,000(P)               $35.10
         10/14/99                          7,900(P)               $35.02
         10/14/99                         12,000(P)               $35.16
         10/14/99                          1,200(P)               $34.94
         10/15/99                          6,400(P)               $34.95
         10/15/99                          1,000(P)               $34.93
         10/18/99                          9,800(P)               $35.04
         10/19/99                          1,000(P)               $35.02
         10/21/99                          5,000(P)               $35.36
         10/22/99                          1,000(P)               $35.33
         10/25/99                          1,400(P)               $35.33
         10/26/99                          2,700(P)               $35.33
         10/27/99                          4,500(P)               $35.31
         10/28/99                          3,000(P)               $35.24
         10/28/99                          1,700(P)               $35.24
         11/1/99                           9,300(P)               $35.04
         11/1/99                           2,500(P)               $35.11
         11/2/99                           1,200(P)               $34.99
         11/2/99                           2,600(P)               $34.82
         11/3/99                             400(P)               $34.86
         11/10/99                          2,100(P)               $35.40
         11/11/99                            1600P)               $35.83

                                     NO. OF SHARES
                                      PURCHASED (P)               PRICE
        TRADE DATE               OR TRANSFERRED (T)             PER SHARE

         11/17/99                         33,500(P)               **
         11/17/99                            600(P)               **
         11/17/99                           ,200(P)               **
         11/18/99                        814,600(T)9              N/A

** All of such Shares were acquired pursuant to the exercise of the Call Options held by the Reporting Person. Each such option entitled the holder to acquire 100 Shares at a price of $30.00 per Share. The Reporting Person acquired such options as listed below.

                                NO. OF CALL OPTIONS               PRICE
       TRADE DATE                         PURCHASED          PER CALL OPTION

         10/14/99                               315               $5.41
         10/19/99                                 4               $5.41
         10/20/99                                16               $5.41
         10/14/99                                 5               $5.41
         10/20/99                                 1               $5.41
         10/14/99                                40               $5.41
         10/20/99                                 2               $5.41




_________________
9     On the Effective Date,  pursuant to the consummation of the Merger between the Company and CWC, the Reporting Persons' Shares were converted into the right to receive $36.00 per share.

                                  EXHIBIT INDEX

EXHIBIT 1                          Joint Acquisition Statement Pursuant to Rule
                                   13D-(f)(1)

                                                                     EXHIBIT 1
                                                                            to
                                                                  SCHEDULE 13D

                         JOINT ACQUISITION STATEMENT
                         PURSUANT TO RULE 13D-(f)(1)

       The  undersigned  acknowledge  and agree that the foregoing  statement on
Schedule 13D is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13D shall be filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him, her or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the other entities or persons, except to the extent that he, she or it knows or has reason to believe that such information is inaccurate.

Dated: November 24, 1999

                     /s/ Thomas F. Steyer
                    ----------------------------------------
                    FARALLON PARTNERS, L.L.C.,
                    on its own behalf and as General Partner of
                    FARALLON CAPITAL PARTNERS, L.P.,
                    FARALLON CAPITAL INSTITUTIONAL PARTNERS, L.P., FARALLON CAPITAL INSTITUTIONAL PARTNERS II, L.P., FARALLON CAPITAL INSTITUTIONAL PARTNERS III, L.P., And TINICUM PARTNERS, L.P.,
                    By Thomas F. Steyer,
                    Senior Managing Member

                     /s/ Thomas F. Steyer
                    ----------------------------------------
                    FARALLON CAPITAL MANAGEMENT, L.L.C.,
                    By Thomas F. Steyer,
                    Senior Managing Member

                     /s/ Thoman F. Steyer
                    ----------------------------------------
                    Thomas F. Steyer, individually and as attorney-in-fact for each of Enrique H. Boilini, David I. Cohen, Joseph F. Downes, William F. Duhamel, Fleur E. Fairman, Jason M. Fish, Andrew B. Fremder, Richard B. Fried, William F. Mellin, Stephen L. Millham, and Meridee A. Moore.